UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

		For Period Ended:	November 30, 2010

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Incoming, Inc.
Full Name of Registrant

Former Name if Applicable

244 5th Avenue, Suite V235
Address of Principal Executive Office (Street and Number)

New York, NY 10001
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 23, 2010, Incoming, Inc. (the “Company”) and North American Bio-Energies, LLC (“NABE”) entered into that certain Exchange Agreement pursuant to which the Company purchased the outstanding  membership interests of NABE (the “Exchange Transaction”), described previously in the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “Commission”), on August 24, 2010, as amended by Amendment No. 1 thereto filed on September 9, 2010, and as amended by Amendment No. 2 thereto filed by the Company with the Commission on November 19, 2010 .  As a result of the Exchange Transaction, the Company has encountered difficulties in presenting predecessor and successor information given the differing fiscal years of NABE and the Company and has experienced integration inefficiencies regarding the consolidation of the Company’s and NABE’s books and records.  As a result of the foregoing, the Company has been informed that its independent registered public accounting firm will require additional time to complete its audit of the Company’s consolidated financial statements for the fiscal year ended November 30, 2010.  The Company expects to file its Annual Report with the Commission within the allotted extension period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

	Victor AbiJaoudi, II	(917)	210-1074
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our financial results for the fiscal year ended November 30, 2010 differ significantly from those for the fiscal year ended November 30, 2009 due to the successful acquisition of NABE, and the simultaneous change in business direction to focus solely on the acquisition of renewable energy assets.

During the fiscal year ended November 30, 2009, the Company was in the development stage operating in the 1st and 2nd quarters as a distributor of American apparel and footwear brands to Eastern Europe and Russian markets. There were no material assets and no significant revenues were generated during this period.

Our financial results for the fiscal year ended November 30, 2010 will include the results of operations of NABE; NABE is currently engaged in the business of wholesaling biodiesel and its glycerin by-product to distributors in the Southeast region of the United States.

Total assets and liabilities are estimated to be $1,834,191 and $1,112,178 respectively.   Stockholders equity is estimated at $722,013.

For the period December 1, 2009 through August 23, 2010, the Predecessor’s sales are estimated to be $543,211 resulting in gross profit of $54,861 and net income of $134,133.  For the period August 24, 2010 through November 30, 2010, the post-merger Company’s sales are estimated to be $33,585 resulting in a gross profit loss of ($96,470) and net loss of ($331,282).

The Company is still finalizing its financial statements so that the preceding amounts are subject to change.

INCOMING, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 28, 2011	By	/s/ Victor AbiJaoudi, II
Victor AbiJaoudi, II President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)